VOYA VUL-ECV

A FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICY

issued by

Security Life of Denver Insurance Company

and its

Security Life Separate Account L1

Supplement Dated May 11, 2016

This supplement provides up-to-date information about the company and updates and amends your current prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

UNCLAIMED PROPERTY

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on policy owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Policy owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877 253-5050.

CYBER SECURITY

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy value. For instance, cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your policy that result from cyber-attacks or information security breaches in the future.

ORDER PROCESSING

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

SAME-SEX MARRIAGES

The policy provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the policy's death benefit and any joint-life coverage under a living benefit. All policy provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE POLICY

The following chart lists the funds that are available through the policy, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund^{SM} (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund^{SM} (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital and income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – International Fund^{SM} (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital.
BlackRock Global Allocation V.I. Fund (Class III) **Investment Adviser:** BlackRock Advisors, LLC	Seeks high total investment return.
Fidelity® VIP Contrafund® Portfolio (Service Class) **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Service Class) **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
M Capital Appreciation Fund[1] **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** Frontier Capital Management Company, LLC	Seeks to provide maximum capital appreciation.
M International Equity Fund[1] **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** Northern Cross, LLC	Seeks to provide long-term capital appreciation.
M Large Cap Growth Fund[1] **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** DSM Capital Partners LLC	Seeks to provide long-term capital appreciation.
M Large Cap Value Fund[1] **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** AJO, LP	Seeks to provide long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Neuberger Berman AMT Socially Responsive Portfolio® **(Class I)** **Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Funds financial criteria and social policy.
Voya Balanced Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio (Class I)[2] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Perspectives® Portfolio (Class I)[3] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Government Liquid Assets Portfolio (Class S)[4] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Growth and Income Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Index Plus LargeCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index, while maintaining a market level of risk.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Index Plus MidCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400 Index, while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index, while maintaining a market level of risk.
Voya Intermediate Bond Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Limited Maturity Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Multi-Manager Large Cap Core Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Retirement Growth Portfolio (Class I)[3] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio (Class I)[3] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio (Class I)[3] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell™ Large Cap Growth Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell™ Large Cap Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Large Cap Value Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Growth Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell^{TM} Small Cap Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution Moderately Aggressive Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.
Voya U.S. Bond Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.
Voya U.S. Stock Index Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
VY® Baron Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Global Real Estate Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Columbia Small Cap Value II Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® FMR® Diversified Mid Cap Portfolio (Class I)[5] **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company	Seeks long-term growth of capital.
VY® Invesco Comstock Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Oppenheimer Global Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Pioneer High Yield Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY® T. Rowe Price International Stock Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.

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[1] This fund is only available through broker/dealers associated with the M Financial Group.
[2] Prior to May 1, 2016, this fund was known as the Voya Global Value Advantage Portfolio.
[3] This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.
[4] Prior to May 1, 2016, this fund was known as the Voya Liquid Assets Portfolio.
[5] FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.

IMPORTANT INFORMATION ABOUT A FUND
CLOSED TO NEW INVESTMENT

The subaccount that invests in the following mutual fund has been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® JPMorgan Mid Cap Value Portfolio (Class I)	Seeks growth from capital appreciation.
Investment Adviser: Directed Services LLC	
Subadviser: J.P. Morgan Investment Management Inc.	

Policy owners who have Account Value allocated to the Subaccount that corresponds to this fund may leave their Account Value in this Subaccount, but future allocations and transfers into it are prohibited. If your most recent premium allocation instructions include the Subaccount that corresponds to this fund, premium received that would have been allocated to the Subaccount corresponding to this fund may be automatically allocated among the other available Subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.voyalifecustomerservice.com. **See the Transfers section beginning on page 59 of your policy prospectus for information about making Subaccount transfers, including applicable restrictions and limits on transfers.**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See the Lapse section on page 68 of your policy prospectus for more information about how to keep your policy from lapsing. See also the Reinstatement section beginning on page 68 of your policy prospectus for information about how to put your policy back in force if it has lapsed.**

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050


If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.